
11006961

FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15 d – 16
under the Securities Exchange Act of 1934

For the month of APRIL 2011

000-29880 (Commission File Number)

Virginia Mines Inc. 200-116 St-Pierre
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Virginia Mines Inc.
(Registrant)

Date: 04/21/2011

By: *Noella Lessard*
Name: Noella Lessard
Title: Executive Secretary

Exhibit 1

Rapport technique et recommandations – programme de décapage mécanique et de reconnaissance – Projet Ashuanipi

Préparé par: Louis Grenier, B.Sc., Pascal Simard, B.Sc. Eng. Jr., Jean-François Boivin, B.Sc. Eng. Jr. and Paul Archer. M.Sc. Eng.

8 paper copies

000-29880
Commission File Number

ITEM 1: PAGE TITRE

Rapport technique et Recommandations
Rapport 43-101
Programme de Décapage Mécanique et de Reconnaissance
Projet Ashuanipi

MINES VIRGINIA INC.
Mars 2011

Préparé par :

Louis Grenier, B.Sc., Géo.
Chargé de projet
Mines Virginia Inc.,

Pascal Simard, B.Sc., Ing. jr.
Ingénieur géologue junior
Mines Virginia Inc.,

Jean-François Boivin, B.Sc., Ing. jr.
Ingénieur géologue junior
Mines Virginia Inc.

Et

Paul Archer, M.Sc. Ing.
Vice Président, Exploration
Mines Virginia Inc.

ITEM 2: TABLE DES MATIÈRES

LISTE DES TABLEAUX

LISTE DES FIGURES

LISTE DES APPENDICES

ITEM 1 : SUMMARY

The Ashuanipi property is located south of the Caniapiscau reservoir and is 100% owned by Virginia Mines Inc. The geology of the Ashuanipi complex is composed of paragneiss, orthogneiss, diatexite, granite, tonalite, diorite and syenite intrusions (Eade, 1966; Stevenson, 1964; Fahrig, 1967; Lapointe, 1989; Percival, 1993; Chevé and Brouillette, 1995; James, 1997). Locally, the geology includes iron formation and metamorphozed volcano-sedimentary sequences. The Ashuanipi complex may be the metamorphozed equivalent of a sedimentary belt (Quetico Provinces, Percival and al., 1992) and volcano-sedimentary belt of the central portion of the Superior Provinces (Leclair and al., 1998).

The property is mainly covered by mafic to intermediate metavolcanic rocks (amphibolites, basalts and andesite) interlayered with paragneiss, felsic volcanic rocks and iron formation at silicates, oxides or sulphides facies. Some felsic to intermediate intrusions are considered synvolcanic to the main volcano-sedimentary belt and other granitic to tonalitic ones are considered as late intrusions (Leclair and al., 1998).

On the North Bloc, the 2008 prospecting and mapping campaign confirmed the sillimanite rich felsic gneiss layer similar to the massifs sulphides bearing layer mapped on the Coulon project (Virginia Mines Inc.). The discovery of Cu-Zn-Au-Ag±Pb mineralized outcrops and boulders (**Up to 11.7% Cu, 4.1% Zn, 2.1 g/t Au and 761 g/t Ag**), grouped with numerous unexplained electro-magnetic anomalies, open the area for a VMS type new discovery. On the South Bloc, the Eagle showing (**Up to 3.92% Cu, 8.94% Zn, 4.86 g/t Au and 14.30 g/t Ag**) and other gold showings open new exploration territories.

The 2010 campaign led to the discovery on the South Bloc of a new Cu-Mo-Au-Ag mineralized trend of 2-15 meters wide followed over 3 kilometers, the Falcon trend. The new zone returned values up to **8.6% Cu, 1.3% Mo, 3.8 g/t Au and 49.6 g/t Ag** on grab samples and **3.0% Cu, 4.4 g/t Au and 20.1 Ag over 1.0 meter** on channel sample. Numerous boulders returned Cu-Au-Ag values (**Up to 2.6%Cu, 2.6 g/t Au and 20.6 g/t Ag**). The source of a boulder discovered in 2008 (**7.2% Cu, 1.2 g/t Au and 43.7 g/t Ag**) is now known.

Exploration in 2011 will focus on a pophyric model associated with a potassic enriched intrusion. A high definition magnetic airborne survey is proposed at a regional scale and an IP survey should be performed along the Falcon trend. This new data will generate new targets for a large prospecting, mapping and trenching program over the next summer.

ITEM 3: RÉSUMÉ

La propriété Ashuanipi est située sur le territoire de la MRC de Caniapiscau et est détenue à 100% par Mines Virginia Inc. Le complexe d'Ashuanipi est constitué de paragneiss, d'orthogneiss, de granitoïde à orthopyroxène (diatexite) ainsi que de plutons de tonalite, de granodiorite, de granite, de diorite et de syénite (Eade, 1966 ; Stevenson, 1964 ; Fahrig, 1967 ; Lapointe, 1989 ; Percival, 1993 ; Chevé et Brouillette, 1995 ; James, 1997). Il comprend localement des formations de fer et des lambeaux de ceintures de roches volcano-sédimentaires métamorphisées (gneiss mafiques à intermédiaires intercalés avec des paragneiss). Le complexe d'Ashuanipi pourrait être l'équivalent métamorphique des ceintures sédimentaires (sous-provinces de Quetico, Percival et *al.*, 1992) et volcano-sédimentaires de la partie centrale du Supérieur (Leclair et *al.*, 1998).

Plus localement sur la propriété, la géologie observée se compose généralement de roches métavolcaniques mafiques à intermédiaires (amphibolites, basaltes amphibolitiques et méta-andésites) intercalés de paragneiss, de volcaniques felsiques et de formation de fer à faciès silicaté, oxydé et sulfuré. Des orthogneiss felsiques à intermédiaires sont également associés aux ceintures de roches volcano-sédimentaires. Les roches supracrustales sont recoupées localement par des intrusions tardives de composition felsiques (granitique à tonalitique).

Dans la partie nord, les travaux de prospection et de cartographie faits en 2008 ont confirmé la présence d'une bande de gneiss felsique à sillimanite similaire aux roches encaissantes des lentilles de sulfures massifs observées sur le projet Coulon (Mines Virginia Inc.). La découverte d'affleurements et de blocs minéralisés en Cu-Zn-Au-Ag±Pb (jusqu'à **11.7% Cu, 4.1% Zn, 2.1 g/t Au et 761 g/t Ag**) conjuguée à des anomalies électro-magnétiques laissées inexpliquées favorisait l'exploration pour un gisement de type SMV. Dans la partie sud, l'indice Eagle (jusqu'à **3.92% Cu, 8.94% Zn, 4.86 g/t Au et 14.30 g/t Ag)** et de nombreuses valeures anomales en or ouvraient un tout nouveau secteur à l'exploration.

Les travaux de terrain de 2010 ont permis de mettre à jour une zone minéralisée enrichie en Cu-Mo-Au-Ag de 2-15 mètres de puissance et suivie sur 3 kilomètres latéralement dans la partie sud de la propriété Ashuanipi (Indice Falcon). Des valeurs allant jusqu'à **8.6% Cu, 1.3% Mo, 3.8 g/t Au et 49.6 g/t Ag** en échantillon choisi et des valeurs en cannelure allant jusqu'à **3.0% Cu, 4.4 g/t Au et 20.1 g/t Ag sur 1.0 mètre** ont été obtenues. De plus, plusieurs blocs erratiques ont retourné des valeurs significatives en Cu-Au-Ag (jusqu'à **2.6% Cu, 2.6 g/t Au et 20.6 g/t Ag**). Cette nouvelle découverte, l'indice Falcon, localise la source du bloc échantillonné lors de la campagne de 2008 et qui avait retourné des valeurs de **7.2% Cu, 1.2 g/t Au et 43.7 g/t Ag**.

Les premières interprétations favorisent l'exploration pour un gisement de type porphyrique associé à une intrusion felsique à composante potassique. Dans cette optique, un levé magnétique aéroporté à l'échelle régionale suivi d'un levé de polariation provoquée sur des secteurs ciblés sont proposés. Les nouvelles cibles générées orienteront une campagne de prospection et de décapge en saison estivale.

ITEM 4: INTRODUCTION

Le présent rapport technique fait état de la campagne des travaux de terrain s'étant déroulée en août, septembre et octobre 2010. La propriété comprend cinq (5) blocs de claims et se retrouve au sein des feuillets topographiques SNRC 23F/5, 23F/11, 23F/12, 23F/13, 23F/14, 23F/15, 23K/03 et 23K/04.

Les objectifs de la campagne étaient, dans un premier temps, de vérifier à l'aide d'une pelle mécanique les anomalies électro-magnétiques laissées inexpliquées lors de la campagne de prospection de 2008 dans le secteur nord (Lavoie et al., 2009). Les anomalies proviennent d'un levé héliporté effectué par Géotech Ltd. au printemps 2008. Du même coup, la pelle a servi à tester des cibles élaborées sur les interprétations géologiques afin de trouver la ou les sources des blocs erratiques minéralisés en Cu-Zn±Au±Ag et la source des tills anomaux en or. La découverte des blocs provient des campagnes de terrain de 2007 et 2008 tandis que le levé de till a été réalisé en 2009. Dans un deuxième temps, sur le secteur sud, une prospection au sol systématique a été effectuée pour trouver la source du bloc erratique minéralisé en Cu±Au±Ag trouvé en 2008. Le dernier objectif était de faire le suivi sur tous les valeurs aurifères découvertes en 2008 dans le secteur de l'indice Eagle et d'en évaluer le potentiel. Le rapport décrit les travaux effectués et présente les résultats obtenus.

La campagne s'est déroulée du 7 août au 3 octobre 2010. Les travaux ont été effectués par l'ingénieur géologue Jérôme Lavoie, les géologues Isabelle Roy et Louis Grenier, les ingénieurs géologues junior Pascal Simard et Jean-François Boivin, les géologues stagiaires Josée-Anne Lévesque et Jonathan Arel, les étudiants en géologie Hugues Guérin-Tremblay, Tonny Girard, Pierre-Yves Gobeil, Blaise Potvin et Julien Mailloux, les techniciens Éva Roy-Vigneault, Alexandre Martel, Paul-Émile Poirier, André Pelletier, Éric Gilbert et Martin Gagnon (Mines Virginia Inc.) ainsi que deux membres de la communauté de Mistissini, Dion Michel et Scott Michel.

ITEM 5: AUTEURS

Le co-auteur Louis Grenier, géologue avec un B.Sc. en Géologie, le co-auteur Pascal Simard, ingénieur géologue junior avec un B. Sc en Génie Géologique et le co-auteur Jean-François Boivin, ingénieur géologue junior avec un B. Sc en Génie Géologique ont supervisé le projet et les travaux de terrain conduits par Mines Virginia Inc. pour le projet Ashuanipi. Le co-auteur Louis Grenier est chargé de projet chez Mines Virginia Inc. Le co-auteur Paul Archer est ingénieur géologue avec M. Sc.A en Sciences de la Terre et vice-président exploration chez Virginia.

ITEM 6: DESCRIPTION ET EMPLACEMENT DU TERRAIN

Le projet Ashuanipi est situé dans la partie sud du réservoir Caniapiscau, à environ 180 km au nord-ouest de la ville minière de Fermont (Figure 1). Au moment des travaux, la propriété comportait 417 claims couvrant une superficie de 212 km^2 (Figure 2). À la suite des travaux, 51 nouveaux claims couvrant une superficcie de 26 km^2 ont été ajouté au bloc sud-ouest de la propriété (Figure 2). Les coordonnées des cartes couvertes par la propriété sont (point central) :

	Latitude:	53°41' Nord
	Longitude:	-69°30' Ouest
SNRC:	23F/5, 23F/11, 23F/12, 23F/13, 23F/14, 23F/15, 23K/03 et 23K/04	
	UTM zone:	19 (nad27)
	NTS:	465 360 mE
		5 948 200 mN

La liste des claims est présentée en annexe 1.

ITEM 7: ACCESSIBILITÉ, CLIMAT, RESSOURCES LOCALES, INFRASTRUCTURES ET GÉOGRAPHIE PHYSIQUE

Les opérations ont été menées à partir du campement Ashuanipi appartenant à Mines Virginia Inc. L'entrée du matériel d'exploration, de l'essence et de la nourriture s'est faite par route à partir de la Trans-Taïga, jusqu'aux installations d'Hydro-Québec de Brisay et ensuite par le route gravelée saisonnière desservant les digues au sud-ouest du réservoir Caniapiscau jusqu'au campement. La propriété est située à une distance variant entre 20 et 70 kilomètres du campement et est accessible par voie des airs (avion et/ou hélicoptère). Le déplacement des équipes sur le terrain a été effectué par un hélicoptère Astar BA et la mobilisation de la pelle mécanique a été effectuée par un hélicoptère Bell 205. Les deux appareils étaient opérés par la compagnie Héli-Inter Inc.

Le terrain est composé en majorité de tourbières avec quelques hauts topographiques arrondis. Le couvert végétal est représenté généralement par des conifères en altitude et une végétation de tourbière dans les vallées. Le réseau hydrographique est bien développé avec des secteurs substantiels occupés par des lacs et rivières. Une partie du réseau hydrographique fut modifiée par l'homme (Réservoir Caniapiscau). Le réservoir Caniapiscau s'étend au nord du secteur.

ITEM 8: HISTORIQUE

Le tableau 1 résume les travaux d'explorations et scientifiques réalisés dans le secteur du projet Ashuanipi durant les dernières années.

Tableau 1 : Sommaire des travaux antérieurs réalisés dans le secteur du projet Ashuanipi.

MRN (2009) Géologie de la région du Réservoir de Caniapiscau, SNRC 23K-23N, 2009. Simard, M., Parent, M., Paquet, L. et Lafrance, I.. (RG 2009-04).
Mines Virginia Inc. (2008)

Rapport technique et Recommandations, Rapport 43-101, Programme de Reconnaissance Projet Ashuanipi, 2008. Lavoie, J., Grenier, L. et Archer, P. (GM-64500).

Mines Virginia Inc. (2007)

Rapport technique et Recommandations, Programme de Reconnaissance Projet YZW, 2007. Lavoie, J., Savard, M. et Archer, P. (GM-53574).

Mines Virginia Inc. (2007)

Rapport technique et Recommandations, Programme de Reconnaissance Projet Ashuanipi, 2007. Lavoie, J. et Archer, P. (GM-636214).

GEOTOP (1998)

Géochronologie U-Pb du projet Moyen-Nord, Phase II, 1998. Parent, M. (GM-59904).

MRN (1998)

Géologie de la région du lac Bermen (23F), 1998. Leclair, A., Lamothe, D., Choinière, J. et Parent, M. (RG 97-11).

Mines d'Or Virginia Inc. (1997)

Rapport des travaux d'échantillonnage d'horizons B, propriété Lac Bernard, 1997. Caron, S., Cloutier, M.A. (GM 55476).

Chemex Labs Ltd. (1997)

Summary of Exploration Activities in the South East Opiscoteo Lake Area, 1997. Clark, J.G. and Tremblay, M. (GM 57065).

Clearcrop Corporation (1997)

Rapport géologique et géochimique sur le permis d'exploration 0001124, 1997. Mersereau, T.G., Northeast Exploration Services Ltd. (GM-54662).

Chimitec Ltée (1997)

Rapport de prospection, Projet Lac Gamart, 1997. Laberge, P.P. (GM 57067).

Mines d'Or Virginia Inc. (1996)
Rapport des travaux 1996, Propriétés Lac Bernard, Lac Mercator, Lac Opiscotéo, Lac Goupil, 1996. Huot, F. (GM 54422).

MRN (1996)
Perspectives sur la structure et le potentiel minérales des roches archéennes du sud-est de la province du Supérieur, 1996. Leclairc, A., Lamothe, D., Choinnière, J., Dion D.J. (PRO 96-05).

MRN (1995)
Cibles d'exploration géochimiques dans le moyen-nord québécois, secteur Caniapiscau-Ashuanipi, 1995. Choinière, J., Lamothe, D., Clark, T. (PRO 05-05).

MRN (1989)
Géochimie des sédiments de lac, région de Fermont, 1989. Beaumier, M. (MB 89-33).

SDBJ (1976)
Geological Report, Uranium Project, 1976. Potvin, J.C., Macfarlane, R.L. (GM 57778).

ITEM 9: CONTEXTE GÉOLOGIQUE

Le secteur se situe dans la province archéenne du Supérieur (Figure 1). Les roches archéennes appartiennent au complexe métamorphique-plutonique d'Ashuanipi qui se trouve dans le prolongement des ceintures métasédimentaires de l'Opinaca et de La Grande, respectivement (Leclair et *al.*, 1998).

9.1: Géologie régionale

La sous province d'Ashuanipi ou complexe d'Ashuanipi se compose en majeure partie de diatexite (2,68-2,66 Ga) formée de granodiorite avec localement des enclaves migmatitiques de paragneiss et de formation de fer (Percival et *al.*, 1992 ; Moritz et Chevé, 1992). Elle comprend aussi des horizons de paragneiss (3,3-2,7 Ga, Percival et *al.*, 1992) injectés de plutons et filon-couches de tonalite ou de syénite, syénite à néphéline ou de monzonite. Ces trois derniers sont injectés plus tardivement (2,67-2,62 Ga, Percival et *al.*, 1992).

Le secteur prospecté se retrouve en majorité dans la division lithotectonique du domaine de Caniapiscau telle que délimitée par Leclair et *al.* (1998). Le degré de métamorphisme régional est généralement moins élevé dans ce domaine que dans le complexe d'Ashuanipi. Il est caractérisé par la présence de séquences métavolcaniques bimodales et de roches plutoniques, des unités de paragneiss, de paragneiss à alumino-silicates, des formations de fer (silicatée, oxydée et sulfurée) ainsi qu'une série d'intrusions post-tectoniques associées à des anomalies magnétiques de forte intensité (Leclair et *al.*, 1998). Ce domaine se distingue du Complexe d'Ashuanipi par son caractère volcano-sédimentaire et plutonique et son métamorphisme régional au faciès des amphibolites.

On observe dans le domaine de Caniapiscau le Groupe de Raynouard (basalte amphibolitique injecté localement de sill de composition gabbroïque= Ara1, des volcaniques felsiques et paragneiss = Ara2), la suite de Marquiset (intrusion possiblement associées aux épanchements volcaniques ; Leclair et *al.*, 1998) et des roches intrusives tardi- à post-tectoniques (batholite de Delmothe, Suite de Viau, Pluton de Vignal et Essaim de Preissac). Les lithologies observées dans la Suite de Marquiset sont la diorite, la diorite quartzifère (Amar1), la tonalite (Amar2) et le monzogranite (Amar3)[1].

9.2: Structure

La partie sud du complexe d'Ashuanipi a une orientation structurale et aéromagnétique à prédominance E-O, tandis que sa partie Nord est orientée NO-SE (Percival, 1993 ; Leclair et *al.*, 1997). Les structures S0 sont préservées localement et visibles par des laves en coussins dans les séquences méta-volcaniques et/ou par le rubanement dans les formations de fer. La structure planaire principale est représentée par une foliation minérale, une schistosité planaire et/ou une gneissosité et un litage migmatique (Leclair et *al.*, 1998). D'autres déformations sont également observées et représentées par du plissement, des linéations minérales, la zone de déformation ductile de Guichen et finalement une déformation cassante tardive manifestée par la présence de failles et fractures.

9.3: Géochronologie

Plusieurs datations sur des zircons ont été effectuées sur différentes lithologies de la région. Une rhyolite encaissée dans des basaltes coussinés a été datée. L'échantillon provient de la ceinture de roches métavolcaniques bimodales de Raynouard, située dans le domaine de Caniapiscau. Les zircons tirés de l'échantillon ont un âge de 2702±5 Ma, ce qui représente la mise en place de la rhyolite (Leclair et *al.*, 1998). Les âges obtenus de ces roches volcaniques permettent de conclure que le volcanisme bimodal est contemporain avec des évènements qui se sont produits dans la sous-province de La Grande.

9.4: Géologie Économique

La sous-province d'Ashuanipi présente un bon potentiel pour 1) des minéralisations aurifères dans les formations de fer métamorphisées archéennes de type Algoma (Choinière *et al.*, 1995). Plusieurs indices sont aujourd'hui connus (Moritz et Chevé, 1992 ; Chevé, 1991). Les minéralisations sont de type silicate-ferrifère-pyrrhotite ou de type magnétite. Leur présence est signalée par une anomalie géochimique régionale en arsenic dans les sédiments de lac (Beaumier, 1987; Bélanger, 1987). 2) Les minéralisations en métaux de bases associées à des roches volcaniques de type SMV et qui sont répertoriées dans la ceinture archéenne de Coulon (Projet

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[1] La géologie décrite correspond au rapport géologique RG 97-11.

Coulon ; Mines Virginia Inc.). De plus, le domaine de Caniapiscau pourrait receler un potentiel minéral intéressant en raison de l'extension possible vers l'est des ensembles géologiques de la région de La Grande Rivière qui présentent divers types de minéralisation en métaux usuels et précieux (Chartrand et Gauthier, 1995).

9.5: Géologie Locale

La ceinture de Raynouard, bloc Sud, (Figure 3) s'étend sur 50 kilomètres de longueur par 3-20 kilomètres de largeur et est orientée NE-SO. La principale lithologie observée est un basalte amphibolitique à hornblende-plagioclase-pyroxène±grenat±biotite±carbonates. La ceinture est intercalée de bandes décamétriques à hectométriques de paragneiss felsiques à quartz-plagioclase- biotite, de volcaniques felsiques à quartz-plagioclase±biotite±muscovite, de volcaniques intermédiaires (andésites) à plagioclase-amphibole±biotite±quartz, de formations de fer à faciès silicaté (quartz-amphibole-grenat-plagioclase-biotite±graphite±pyrrhotite±pyrite±chalcopyrite) et à faciès oxydé (quartz-magnétite±amphibole±grenat±sulfures) et de roches ultramafiques métamorphisées (basaltes komatiitiques) à hornblende-pyroxène-trémolite-magnétite±serpentine± muscovite±talc. Localement, des structures S_0 sont visibles par des laves en coussins ou du litage dans les formations de fer. La structure principale est représentée par une foliation minérale ou une schistosité planaire et orientée NE-SO avec des pendages vers le sud-est.

La ceinture sur le bloc Nord (Figure 4) s'étend sur 30 kilomètres de longueur par 2-7 kilomètres de largeur et est orientée Est-Ouest. Les trois principales lithologies rencontrées sont (1) des paragneiss felsiques à quartz-plagioclase-biotite±hornblende±muscovite±grenat±graphite, (2) des paragneiss felsiques porphyroblastiques à quartz-plagioclase-biotite-sillimanite±grenat±amphibole±muscovite (les porphyroblastes sont matérialisés par la sillimanite et localement par les grenats) et (3) des amphibolites et/ou basaltes amphibolitiques à hornblende-plagioclase-pyroxène±biotite±grenat. La ceinture est intercalée de bandes décamétriques de gneiss felsiques porphyroblastiques (centimétrique) à quartz-plagioclase-biotite-sillimanite±grenat±andalousite±muscovite, de formations de fer à faciès silicaté (quartz-amphibole-grenat-plagioclase-biotite±graphite±pyrrhotite±pyrite± chalcopyrite), à faciès sulfurée (pyrite-pyrrhotite-quartz-plagioclase) et à faciès oxydé (magnétite-pyrite-quartz) et de cherts graphiteux à quartz-graphite-biotite±sulfures. L'unité felsique à porphyroblastes centimétriques d'aluminosilicates est interprétée comme étant une unité volcano-sédimentaire tuffacée. Localement, des structures S_0 sont visibles par le litage dans les formations de fer. La structure principale est représentée par une foliation minérale ou une schistosité planaire et orientée E-O dans la partie ouest et devient N-S dans la partie est.

ITEM 10: TYPES DE GÎTES MINÉRAUX

Cette partie ne s'applique pas pour ce rapport.

ITEM 11: MINÉRALISATION

En 2008, la prospection terrestre avait mis à jour l'indice Eagle. Cette zone minéralisée en Cu-Zn-Au±Ag est suivie sur une longueur de 900 mètres et une largeur de 1-3 mètres (Figure 3). Elle correspond à une série d'anomalies géophysiques VTEM orientées NE-SO.

Les premières observations indiquent que la minéralisation en Zn-Cu-Au de Eagle et les roches métasomatiques assocées sont encaissées dans des orthogneiss intermédiaires à mafiques et/ou dans des roches ultramafiques métamorphisées. Des dykes felsiques à yeux de quartz bien préservés et des horizons décamétriques d'orthogneiss felsiques (rhyolites) sont observés localement et en association spatiale avec la minéralisation. Les basaltes komatiitiques pourraient représenter des coulées et/ou des sills situés à la base des coulées bimodales. La zone Eagle pourrait s'apparenter à des minéralisations de type SMV à Cu-Zn±Au±Ag associées à des roches volcaniques bimodales.

En 2010, la prospection des intrusifs felsiques à intermédiaires localisés au nord-est de l'indice Eagle a permis de mettre à jour l'indice Falcon. Cette zone minéralisée en Cu-Mo-Au±Ag est suivie sur une longueur de 3000 mètres et varie en puissance de 2-15 mètres (Figure 3).

Les observations indiquent que la minéralisation en Cu-Mo-Au±Ag de l'indice Falcon est disséminée dans une bande d'orthogneiss altéré en quartz-feldspath K-épidote±chlorite. La bande minéralisée est associée spatialement au contour d'une intrusion polyphasée de composition monzogranitique à tonalitique. Les caractéristiques observées à l'indice Falcon, minéralisation, minéralogie et altération, ressemblent à celles répertoriées pour les gîtes de Cu-Au-Mo porphyriques.

En observant l'alignement des nombreux indices aurifères obtenus en 2008 et 2010, c'est un corridor minéralisé s'étirant sur plus de 8000 mètres qui est cartographié (Figure 6). L'intrusif minéralisé de la zone Falcon pourrait avoir un lien génétique avec les minéralisations de la zone Eagle.

ITEM 12: TRAVAUX D'EXPLORATION

Cette section décrit les travaux effectués sur 3 des 5 blocs de claims de la propriété Ashuanipi durant la campagne de décapge et de reconnaissance de 2010. Les cibles ont été définies sur la présence d'anomalies géophysiques suite au levé électromagnétique aéroporté (Mines Virginia Inc., 2008), d'anomalies aurifères dans le levé de till (Mines Virginia Inc., 2009), la géologie favorable cartographiée par Leclair et *al.*, 1998 ainsi que les résultats obtenus lors des campagnes d'exploration menées en 2007 (Lavoie et Archer, 2008) et 2008 (Lavoie et al., 2008). Au total, 714 jours/ homme ont été nécessaires pour la préparation et la réalisation de la campagne.

C'est 245 affleurements, 62 tranchées et 77 blocs erratiques qui ont été décrits desquels 1221 échantillons furent analysés. Sur les 1221 échantillons, 77 proviennent de blocs erratiques et 933 proviennent des échantillons en rainures collectés dans les tranchées. Pour supporter les descriptions de terrain et les analyses, plusieurs mesures structurales ont été prises sur les affleurements étudiés.

Le lecteur peut se référer aux tableaux 2 (Sommaire des valeurs obtenues ; échantillon choisi) et 3 (Sommaire des valeurs obtenues ; échantillon en rainure) ainsi qu'à l'appendice 2 pour la description des affleurements, à l'appendice 3 pour la description des blocs erratiques, à l'appendice 4 pour la description des échantillons en rainures, à l'appendice 5 pour la liste des abréviations utilisées pour la description géologique et à l'appendice 6 pour les certificats d'analyses.

12.1: Secteur du Bloc Nord (Figures 4 et 7)

Suite à la découverte de blocs minéralisés en 2007 et 2008 et de till aurifère en 2009, le secteur du Bloc nord a fait l'objet de travaux de décapage intensifs. L'objectif était de trouver la source des blocs et des tills minéralisés. Pour ce faire, les anomalies VTEM détectées par le levé magnétique et électromagnétique héliporté non expliquées par les campagnes antérieures de prospection ont été ciblées et décapées.

Géologiquement, le secteur du bloc nord est un amalgame de roche supracrustales composé de paragneiss (wacke), d'orthogneiss mafique (basalte) à felsique (tuff rhyolitique), et de formations de fer rubannées (silicatées, oxydées et sulfurées). Plusieurs bandes de sulfure massif à semi-massif ont été cartographiées et expliquent la présence d'anomalie VTEM dans le secteur. À l'analyse des résultats, deux secteurs se démarquent. Le premier, localisé dans la partie nord-est, est caratérisé par un enrichissement en arsenic. Le second, localisé à l'ouest le long du réservoir, a retourné des valeurs anomales en argent et en zinc. Cette section est consacrée, dans un premier temps, à la description des échantillons choisis et dans un deuxième temps aux résultats obtenus en rainure suite à la campagne de décapage.

12.1.1: Échantillon choisi

Quelques échantillons choisis ont été prélevés dans les tranchés. Quatre d'entre eux ont retourné des valeurs significatives en argent et en zinc. Le meilleur résultat, **75.8 g/t Ag et 0.1% Zn** (**#201557**, Figure 37), provient d'un échantillon localisé dans la tranchée AH2010TR-1019. La lithologie décrite est une roche métasédimentaire composée de plagioclase-biotite-quartz±grenat±épidote±chlorite recoupée par des injections pegmatitiques. La minéralisation en pyrite (2%), en pyrrhotite (tr) et chalcopyrite (tr) est finement disséminée dans le métasédiment. À 200 mètres au sud-est, deux autres échantillons ont retourné des valeurs de **20.8 g/t Ag, 0.1% Cu et 0.2% Zn** ainsi que **27 g/t Ag et 0.1% Cu** (**#201558 et 201673**, Figure 66 et 65) dans les tranchées AH2010TR-1021 et AH2010TR-1020 respectivement. Dans les deux cas, la roche encaissante est un orthogneiss felsique composé de quartz-plagioclase-sillimanite-biotite±séricite±chlorite±phlogopite. La sillimanite forme des porphyroblastes (5-10mm) orienté dans la fabrique principale. La minéralisation est composée de pyrite (2-7%), de pyrrhotite (tr-5%), de chalcopyrite (tr) et de magnétite (tr). Les sulfures sont principalement disséminés dans la roche encaissante mais aussi observés sous forme semi massive dans une bande de roche métasomatisée de 0.5 à 2 mètres de puissance. Le dernier échantillon provient de la tranchée AH2010TR-1033 localisée à 2500 mètres au sud des deux tranchées mentionnées précédement. L'échantillon choisi a retourné des valeurs de **10.7 g/t Ag et 0.2% Cu** (**#201677**, Figure 78) dans une roche composée de sulfure et d'oxyde semi massif. La minéralisation en pyrrhotite (5-10%), pyrite (2-5%) et magnétite (5-15%) est observée sous forme de de dyke (0.2-1m) bréchifiant l'orthogneiss qui compose la roche encaisante. Les brèches minéralisées sont étroitement associées à des injections (0.1-1m) de pegmatite.

Outre les échantillons choisis prélevés dans les tranchées, deux échantillons prélevés sur des blocs erratiques ont retourné des valeurs de **10.6 g/t Ag et 29.8 g/t Ag (#201857 et 201862**, Figure 7). Les deux blocs sont des orthogneiss felsique composés de quartz-plagioclase-biotite±phlogopite±sillimanite. La minéralisation en pyrite (tr-2%) est disséminée et reliée à une altération pervasive en silice.

12.1.2: Décapage et rainure

Au total, 60 tranchées d'une superficie variable ont été creusées dans le secteur du bloc nord. Une première rétrocaveuse de type Kubota KX-161 a été héliportée en pièce et montée sur place pour effectuée les travaux de plus grande envergure. Une deuxième rétrocaveuse, plus petite, a servi à décaper les cibles les plus éloignées et difficiles d'accès. 922 échantillons en rainures ont été effectuées dans ces tranchées au moyen d'une scie à béton munie d'une lame aux diamants afin de produire des échantillons systématiques d'une longueur habituelle d'un (1) mètre.

Le secteur des tranchées AH2010TR-019 à AH2010TR-022 s'est avéré le plus fertile de toute la campagne de décapage (Figure 4). Sept (7) échantillons en rainures ont retourné des valeurs allant jusqu'à **31.3 g/t Ag et 1% Zn / 1m** (Tableau 3). Sur la tranchée AH2010TR-1019, les échantillons **#202339 et 202347** ont retourné des valeurs de **0.1% Zn / 1m. et 18.9 g/t Ag / 1m.** respectivement (Figure 64). La minéralisation en pyrite (1-3%) et en pyrrhotite (tr-1%) est finement disséminée dans les plans de schistosité d'un paragneiss composé de plagioclase-quartz-biotite±chlorite±épidote. La minéralisation est acompagnée d'une légère altération potassique marquée par l'augmentation du pourcentage de biotite. C'est sur la tranchée AH2010TR-1021 que les meilleurs résultats ont été obtenus. La rainure R-1 a retourné des valeurs de **27.7 g/t Ag et 0.5% Zn / 1.8m. (#201949 et 201950**, Figure 66) tandis que la rainure R-3 a retourné des valeurs de **27.8 g/t Ag et 0.3% Zn / 1.8m. (#201949, 201950, 202292 et 202293**, Figure 66). La lithologie encaissante est décrite comme une roche métasomatisée composée de quartz-plagioclase-sillimanite±chlorite±séricite±phlogopite±biotite. Les stringers altérés en chlorite séricite sont étroitement liées à la minéralisation en pyrite (2-15%), pyrrhotite (tr-5%) et en chalcopyrite (tr). Sur la tranchée AH2010TR-1022 une valeur de **13.7 g/t Ag / 0.5m. (#202369**, Figure 67) a été obtenue. La minéralisation sous forme semi massive est composée de pyrite (45%) et de pyrrhotite (2%) bréchifiant un encaissant métasomatisé en quartz-biotite-plagioclase.

La tranchée AH2010TR-1053 est localisée à 4000 mètres au sud-est du secteur précédent. L'échantillon #**206330** a retourné la meilleur valeur aurifère de toue la campagne de décapage. Le résultat de **1.7 g/t Au et 2.5% As / 1m.** (Figure 71) est associé à une minéralisation en pyrrhotite (3%) et en arsénopyrite (tr). La lithologie encaissante est décrite comme une andésite composée de plagioclase-amphibole-biotite-quartz±chlorite. Une silicification pénétrative altère la roche hôte de la minéralisation.

Le contexte et le type de minéralisation varient beaucoup entre les deux secteurs où ont eu lieu les décapages et qui ont retourné des valeurs digne de mention.

12.2: Secteur Bloc Sud (Figure 3 et 6)

Suite à la découverte de l'indice Eagle et de nombreux résultat anormaux en or en 2008, une campagne de prospection sur le bloc sud était planifiée afin de vérifier le potentiel aurifère du secteur. Le but était d'évaluer les anciens indices, de trouver des extensions aux zones minéralisées connues et de trouver la source du bloc erratique ayant retourné des valeurs jusqu'à 7.2% Cu, 1.2 g/t Au et 43.7 g/t Ag.

La région du bloc sud est caractérisée par une large ceinture (E_{max}= 20 km) de roches volcano-sédimentaires appartenent au groupe de Raynouard (Leclair et *al.*, 1998). Les volcaniques mafiques (basalte amphibolitique) sont intercalées avec des horizons de volcaniques felsiques (rhyolite), des bandes de métasédiment (wacke) et des horizons décamétriques de formation de fer. La ceinture est bordée à l'est et à l'ouest par des intrusions felsiques variées.

C'est dans le secteur du bloc Sud que les travaux de 2010 ont été le plus concluant. La prospection intensive a permis de découvrir une nouvelle zone minéralisée en Cu-Mo-Au±Ag retournant des valeurs allant jusqu'à **8.6% Cu, 1.3% Mo, 4.4 g/t Au et 49.6 g/t Ag.** Cette section est consacrée, dans un premier temps, à la description des échantillons choisis et dans un deuxième temps aux résultats obtenus en rainure sur les décapages manuels.

12.2.1: Échantillons choisis

Premièrement, faisons la description des nouveaux indices en cuivre, moybdène, or et argent retrouvé dans des orthogneiss felsique. Deux échantillons prélevés sur l'affleurement AH2010IR-029 ont retourné des valeurs respective de **1.6 g/t Au, 19.2 g/t Ag, 2.7% Cu, 0.5% Mo** et **1.8 g/t Au, 30.2 g/t Ag, 3.3% Cu, 0.1% Mo (#154724 et 154725**, Figure 6). La roche encaissante est décrite comme une monzonite quartzifère avec une altération potassique. La minéralogie est composée de feldspath(K)-plagioclase-quartz-sulfure. La minéralisation en chalcopyrite (10%), molybdénite (3%) et malachite (tr) est disséminée dans des veines de quartz-plagioclase-feldspath(K) sub concordandes à la schistosité principale. Dans la même lithologie encaissante mais 700 mètres au nord-est, trois échantillons prélevés sur l'affleurement AH2010IR-043 ont retourné des valeurs de **1.4 g/t Au, 0.2 g/t Ag, 0.9%Cu; 1.5 g/t Au, 13.6 g/t Ag, 0.4% Cu 0.7% Mo et 1.6 g/t Au, 20.8 g/t Ag, 0.4% Cu et 0.3 Mo (#154737, 154738 et 154739**, Figure 6). La minéralisation est essentiellement composée de chalcopyrite (2-8%) et de molybdénite (1-3%) observée sous forme d'amas irréguliers disséminés dans la monzonite encaissante. À 1600 mètres plus au nord, l'affleurement AH2010LG-046 présente de la minéralisation en chalcopyrite (5%), pyrite (5%) et molybdénite (10%) associée à des veines de quartz. Les échantillons **#1547791 et 154792** ont retourné des valeurs de **0.3 g/t Au, 13.1% Mo et 1.4 g/t Au, 0.4% Mo** respectivement (Figure 6). Les veines sont encaissées dans une tonalite composée de plagioclase-quartz±feldspath(K)±chlorite±biotite. 400 mètres au nord du dernier affleurement, les échantillons **#154784, 154785, 154786, 154787, 154904 et 154905** ont retourné des valeurs allant jusqu'à **3.8 g/t Au, 24 g/t Ag, 3.5% Cu et 0.2% Mo** (Tableau 2 et Figure 6). La minéralisation est composée de chalcopyrite (5-15%) et de molybdénite (1-5%) principalement disséminée dans l'orthogneiss felsique (granodiorite à monzonite) mais aussi concentrée dans des bandes décimétriques altérées en feldspath(K)-quartz-épidote±biotite. La roche encaissante décrite aux affleurements AH2010LG-038, AH2010LG-039 et AH2010PS-111 est similaire à celle obervée aux affleurements précédent mais présente des textures de rubannement mieux développées. En poursuivant 200 mètres vers le nord, la même zone minéralisée en cuivre et moybdène a été décrite sur les affleurements AH2010JFB-012 et AH2010PS-126. Les échantillons ont retourné des valeurs de **1.0 g/t Au, 49.6 g/t Ag, 8.6% Cu et 0.4 g/t Au, 0.8% Cu (#201683 et 154911**, Figure 6) respectivement. La minéralisation est composée de chalcopyrite (5-15%), bornite (5-10%), molybdénite (1-3%) et de pyrrhotite (tr-1%) concentrée dans une bande semi-massive de 15 centimètres de puissance ou disséminée dans la roche encaissante. Finalement, 350m à l'ouest des derniers affleurements, l'affleurement AH2010PS-105 à retourné une valeur de **1.0 g/t Au** (**#154902**, Figure 6). La minéralisation en pyrite (1%) et chalcopyrite (tr) est disséminée dans une bande de 10 centimètres encaissée dans une tonalite. L'ensemble de ces nouveaux indices dessine une zone minéralisée se prolongeant sur près de 3000 mètres.

Ensuite, la visite des indices aurifères découverts dans le secteur de l'indice Eagle en 2008 a confirmé le potentiel en or de ce secteur. L'affleurement AH2010LG-002 est un retour sur un indice donnant 4.9 g/t Au (#192720, 2008). La minéralisation en pyrrhotite (10%) est associée à une zone mylonitique de 1 mètre de puissance fortement altérée en biotite. Des échantillons en rainures avaient été prélevés en 2008 et on retourné 3.8 g/t Au / 1 mètre. Cette année, un échantillon choisi a retourné **1.6 g/t Au et 0.2% Ni** (**#154751**, Figure 6). 1500 mètres au sud-ouest, un échantillon a retourné une valeur de **2.6 g/t Au** (**#154774**, Figure 6). La minéralisation est associée à un conducteur BEEPMAT et composée de pyrrhotite (1%) et de chalcopyrite (tr) disséminée dans des veines millimétriques de quartz-plagioclase qui recoupent une amphibolite. 150 mètres au sud-ouest, l'affleurement JLL-AH-08-297 avait retourné une valeur de 6.3 g/t Au (#193148, 2008). Le ré-échantillionnage a donné deux valeurs de **1.0 g/t Au et 2.1 g/t Au** (**#154755 et 1547586**, Figure 6) associées à des veines de quartz millimétriques minéralisées en pyrrhotite (tr-2%) et en pyrite (tr). Les veines sont parallèles à la schistosité principale observée dans l'amphibolite encaissante. Dans le même contexte mais 250 mètres au sud-ouest, l'affleurement AH2010LG-007 fait un retour sur une valeur de 3.1 g/t Au (#193149, 2008). La nouvelle valeur de **1.2 g/t Au** (**#154758**, Figure 6) correspond à une veine de quartz minéralisée en pyrrhotite (2%) et chalcopyrite(3%).

En plus des nombreuses valeurs obtenues en affleurement, plusieurs blocs erratiques ont été échantillonnés. Ils ont été découverts dans la portion nord-est de la zone minéralisée et correspondent tous à des orthogneiss felsiques. Les analyses ont retournée des valeurs allant jusqu'à **2.6 g/t Au, 23.6 g/t Ag, 2.6% Cu et 0.1% Mo (#154728, 154721, 154733, 154735 et 154910**, Tableau 2 et Figure 6).

12.2.2: Décapages et rainures

Suite aux nouvelles découvertes, deux tranchées manuelles ont été creusées. Dans ces tranchées, ce sont 11 échantillons en rainures qui ont été effectués au moyen d'une scie à béton munie d'une lame aux diamants afin de produire des échantillons systématiques d'une longueur habituelle d'un (1) mètre. Cette section présente une brève description des tranchée AH2010TR-008 et AH2010TR-009. Les figures 16 et 17 montrent la localisation des échantillons et les résultats peuvent être consultés au tableau 4 et à l'annexe .

La tranchée AH2010TR-008 a été creusée a proximité de l'affleurement LG-AH-08-282 qui avait retourné des résultats de 1.0 g/t Au, 10.0 g/t Ag et 0.8% Cu (#153487, 2008). Sept (7) échantillons ont été prélevés sur deux rainures orientées à N 307°. La rainure R-1 a retourné des valeurs de **1.9 g/t Au, 11.3 g/t Ag et 1.6% Cu / 3 mètres incluant 4.4 g/t Au, 20.1 g/t Ag et 3.0% Cu / 1 mètre** (Figure 16). La minéralisation est composée de chalcopyrite (3-20%), de malachite (tr-2%), de molybdénite (tr), de pyrite (tr) et de pyrrhotite (tr) associées à des veines centimétriques de quartz-feldspath(K)±chlorite±épidote. La chalcopyrite vient en remplacement de la pyrite et de la pyrrhotite tandis que la malachite est observée en altération dans les plans de fractures. Les veines minéralisées sont sub concordantes à la schistosité principale. La roche encaissante est décrite comme une monzonite quartzifère composée de feldspath(K)-plagioclase-hornblende-quartz±chlorite±calcite±épidote. L'altération en feldsapth(K)-quartz±chlorite±épidote est liée à la minéralisation.

La tranchée AH2010TR-009 a été creusée à 120 mètre à l'est de la première, près de l'affleurement JL-AH-08-319 qui avait retourné une valeur de 7.6 g/t Au (#193271, 2008). Quatres (4) échantillons ont été prélevés sur une rainure orientées à N 140°. La roche décrite est une diorite composée de plagioclase-hornblende-chlorite-feldspath(K)-quartz±épidote faiblement altérée en feldspath(K)-chlorite sous forme de veinules millimétrique parallèles aux plans de la schistosité. La minéralisation est composée de pyrite (2%) disséminée dans la schistosité. Aucune valeur significative n'a été obtenue sur cette tranchée.

12.3: Secteur Bloc Est (Figure 5 et 8)

Quatres jours de prospection ont été effectués sur le bloc Est afin de vérifier les indices découverts en 2008. La première vérification s'est faite sur l'affleurement JFB-AH-08-267 ayant retourné une valeur de 6.0 g/t Au (#192876, 2008). Le ré-échantillonage a donné **0.6 g/t Au** (**#201688**, Figure 8). La minéralisation est composé de pyrite (10%) en stringers millimétriques encaissés dans un orthogneiss amphibolitique composé de plagioclase-amphibole-quartz±biotite. Les extensions proximales n'ont pas peu être identifiées mais un autre affleurement, localisé 550 mètres au sud-ouest, a retourné une valeur de **1.0 g/t Au** (**#201684**, Figure 8). La minéralisation en pyrrhotite (1%) et chalcopyrite (tr) est retrouvé dans un contexte similaire au premier affleurement. Dans un autre secteur, 2000 mètres au sud sur le bloc Est, un bloc erratique à retourné une valeur de **1.1% Zn** (**#201561**, Figure 8). La minéralisation en pyrrhotite (7%) et magnétite (3%) est associée à une veine de quartz centimétrique recoupant une tonalite gneissique.

Tableau 2 : Sommaire des valeurs obtenues (échantillons choisis)

# échantillon	# identification	Type	UTM_E	UTM_N	Au (ppm)	Ag (ppm)	Cu (ppm)	Mo (ppm)	Ni (ppm)	Pb (ppm)	Zn (ppm)
154724	AH2010IR-029	Affleurement	459254	5933972	1,56	19,2	27300	4730	27	57	29
154725	AH2010IR-029	Affleurement	459254	5933972	1,82	30,2	32800	1085	35	59	58
154737	AH2010IR-043	Affleurement	459671	5934538	1,435	10,2	9190	545	12	4	12
154738	AH2010IR-043	Affleurement	459672	5934531	1,49	13,6	3580	7410	13	5	15
154739	AH2010IR-043	Affleurement	459671	5934528	1,57	20,8	3510	2980	9	6	10
154751	AH2010LG-002	Affleurement	458088	5932377	1,635	0,8	632	<1	1640	<2	271
154755	AH2010LG-006	Affleurement	456965	5931097	1,03	<0.2	268	<1	218	<2	17
154756	AH2010LG-006	Affleurement	456962	5931097	2,09	0,2	35	<1	109	<2	55
154758	AH2010LG-007	Affleurement	456801	5930889	1,18	2,2	1860	<1	110	<2	31
154774	AH2010LG-021	Affleurement	457080	5931206	2,55	0,4	402	1	93	3	61
154784	AH2010LG-038	Affleurement	459875	5936507	3,79	24	34800	761	21	5	64
154785	AH2010LG-038	Affleurement	459888	5936516	0,192	4,6	6070	116	24	<2	31
154786	AH2010LG-038	Affleurement	459889	5936502	0,778	23,5	18700	1520	4	6	27
154787	AH2010LG-039	Affleurement	459849	5936531	0,585	3,3	722	215	7	2	13
154791	AH2010LG-046	Affleurement	459931	5936123	0,264	3,8	125	13050	2	9	<2
154792	AH2010LG-046	Affleurement	459931	5936123	1,435	4,4	1675	3510	9	13	11
154902	AH2010PS-105	Affleurement	459477	5936785	0,989	4,9	1635	127	7	2	10
154904	AH2010PS-111	Affleurement	459909	5936491	0,483	17,5	21500	2230	5	<2	39
154905	AH2010PS-111	Affleurement	459905	5936492	0,61	17,3	18600	584	11	3	28
154911	AH2010PS-126	Affleurement	459849	5936716	0,418	8	8130	501	20	2	29
201557	AH2010TR-1019	Affleurement	466455	5984741	0,11	75,8	177	<1	21	31	1185
201558	AH2010TR-1021	Affleurement	466581	5984579	0,03	20,8	1165	4	55	8	1545
201673	AH2010TR-1020	Affleurement	466565	5984583	0,044	27	1085	1	140	26	228
201677	AH2010TR-1033	Affleurement	465840	5982334	0,124	10,7	1635	19	131	16	54
201683	AH2010JFB-012	Affleurement	459836	5936714	0,951	49,6	85600	201	26	5	99
201684	AH2010JFB-013	Affleurement	478977	5950113	1,015	3,5	372		101		
201688	AH2010JFB-021	Affleurement	479313	5950542	0,575	3,8	171	105	82	1165	52
154728	AH2010IR-032	Bloc	459268	5934024	2,64	23,6	19550	5	11	50	7
154731	AH2010IR-036	Bloc	459344	5934153	1,65	5,9	11450	80	33	40	128
154733	AH2010IR-037	Bloc	459421	5934261	0,933	3	6750	925	15	7	13
154735	AH2010IR-039	Bloc	459602	5934431	0,459	2,6	5550	10	30	6	39
154910	AH2010PS-121	Bloc	459783	5936129	0,442	15,9	25900	1015	51	2	65
201561	AH2010JAL-001	Bloc	479319	5948485	0,009	1	73	11	29	15	11450
201857	AH2010AM-004	Bloc	466222	5983878	0,018	10,6	297	2	20	2	179
201862	AH2010AM-009	Bloc	465851	5982885	0,075	29,8	301	5	20	20	251

Tableau 3 : Sommaire des valeurs obtenues en rainure sur le bloc nord.

AH-2010-TR-1019

R-1		Orientation	N 030								
		Longueur Totale	10 m								
De	A	Longueur	# échantillon	Au (ppm)	Ag (ppm)	As (ppm)	Cu (ppm)	Mo (ppm)	Ni (ppm)	Pb (ppm)	Zn (ppm)
0,00	1,00	1,00	202334	0,011	3,3	<2	56	<1	3	12	289
1,00	2,00	1,00	202335	0,018	<0.2	<2	<1	<1	<1	2	5
2,00	3,00	1,00	202336	0,016	3	<2	37	<1	2	14	365
3,00	4,00	1,00	202337	0,017	2,7	2	35	1	3	16	153
4,00	5,00	1,00	202338	0,331	2,2	<2	31	<1	2	15	261
5,00	6,00	1,00	202339	0,038	3,8	2	74	1	6	24	1010
6,00	7,00	1,00	202340	0,023	6,8	<2	135	3	7	31	924
7,00	8,00	1,00	202341	0,032	7,8	<2	116	1	3	47	522
8,00	9,00	1,00	202342	0,02	2,9	<2	49	1	6	14	435
9,00	10,00	1,00	202343	0,011	3,3	<2	39	<1	6	7	280
TOTAL		10,00									

R-3		Orientation	N 045								
		Longueur Totale	2 m								
De	A	Longueur	# échantillon	Au (ppm)	Ag (ppm)	As (ppm)	Cu (ppm)	Mo (ppm)	Ni (ppm)	Pb (ppm)	Zn (ppm)
0,00	1,00	1,00	202346	0,017	6,5	<2	33	<1	6	7	362
1,00	2,00	1,00	202347	0,025	18,9	<2	65	2	14	11	277
TOTAL		2,00									

AH-2010-TR-1021

R-1		Orientation	N 080								
		Longueur Totale	5 m								
De	A	Longueur	# échantillon	Au (ppm)	Ag (ppm)	As (ppm)	Cu (ppm)	Mo (ppm)	Ni (ppm)	Pb (ppm)	Zn (ppm)
0,00	1,00	1,00	201946	0,005	0,9	<2	8	<1	8	25	64
1,00	2,00	1,00	201947	<0.005	1,4	<2	20	1	11	39	104
2,00	3,20	1,20	201948	0,007	2,6	<2	55	1	7	44	100
3,20	4,00	0,80	201949	0,043	24,2	2	668	1	33	43	869
4,00	5,00	1,00	201950	0,033	31,3	<2	237	1	16	47	9830
TOTAL		5,00									

R-3		Orientation	N 100								
		Longueur Totale	1,8 m								
De	A	Longueur	# échantillon	Au (ppm)	Ag (ppm)	As (ppm)	Cu (ppm)	Mo (ppm)	Ni (ppm)	Pb (ppm)	Zn (ppm)
0,00	1,00	1,00	202292	0,06	27,5	5	796	<1	41	18	1050
1,00	1,80	0,80	202293	0,036	23,3	2	643	<1	34	15	4290
TOTAL		1,80									

AH-10-TR-1022	R-5		Orientation		N 075							
			Longueur Totale		0,5 m							
	De	A	Longueur	# échantillon	Au (ppm)	Ag (ppm)	As (ppm)	Cu (ppm)	Mo (ppm)	Ni (ppm)	Pb (ppm)	Zn (ppm)
	0,00	0,50	0,50	202369	0,067	13,7	<2	714	9	122	2	73
	TOTAL		0,50									

AH10-TR-1053	R-2		Orientation		N 210							
			Longueur Totale		3,5 m							
	De	A	Longueur	# échantillon	Au (ppm)	Ag (ppm)	As (ppm)	Cu (ppm)	Mo (ppm)	Ni (ppm)	Pb (ppm)	Zn (ppm)
	0,00	1,00	1,00	206328	0,096	0,2	388	87	<1	105	<2	19
	1,00	2,00	1,00	206329	0,257	0,3	182	76	<1	145	2	38
	2,00	3,00	1,00	206330	1,685	0,5	2510	114	<1	147	<2	47
	3,00	3,50	0,50	206331	0,008	0,4	21	11	<1	199	3	133
	TOTAL		3,50									

Tableau 4 : Sommaire des valeurs obtenues en rainure sur le bloc sud.

AH-10-TR-008	R-01		Orientation		N 307							
			Longueur Totale		4 m							
	De	A	Longueur	# échantillon	Au (ppm)	Ag (ppm)	As (ppm)	Cu (ppm)	Mo (ppm)	Ni (ppm)	Pb (ppm)	Zn (ppm)
	0,00	1,00	1,00	154964	0,605	7,2	<2	1,11%	437	13	8	32
	1,00	2,00	1,00	154965	4,36	20,1	2	3,03%	283	26	12	82
	2,00	3,00	1,00	154966	0,837	6,6	<2	0,55%	474	16	11	17
	3,00	4,00	1,00	154967	0,167	1,8	<2	1945	116	15	4	30
	TOTAL		4,00	**1.93 g/t Au, 11.3 g/t Ag et 1.56% Cu / 3 mètres**								

ITEM 13: FORAGE

Cette partie ne s'applique pas pour ce rapport.

ITEM 14: MÉTHODE D'ÉCHANTILLONNAGE

Sur les 1221 échantillons prélevés, 1191 ont été analysés avec l'enveloppe d'analyse SCAN+30 (Au-Ag-Al-As-B-Ba-Be-Bi-Ca-Cd-Co-Cr-Cu-Fe-Ga-Hg-K-La-Mg-Mn-Mo-Na-Ni-P-Pb-S-Sb-Sc-Sr-Ti-Tl-U-V-W-Zn), 4 avec l'enveloppe d'analyse GOLE (Ag-Co-Cu-Ni-Au-Pt-Pd-S-Al_2O_3-Fe_2O_3-MgO-Cr_2O_3-CaO) et 26 avec l'enveloppe d'analyse WRC (Au-Ag-Co-Cu-Ni-Pt-Pd-S-SiO_2-Al_2O_3-Fe_2O_3-MnO-MgO-CaO-Na_2O-K_2O-TiO_2-P_2O_5-Cr_2O_5-CrO-BaO-LOI-Total) au laboratoire ALS-Chemex de Val-d'Or. Les échantillons sont pris à même le socle rocheux avec l'aide d'un marteau et d'un ciseau à froid ou une scie à roche. Les échantillons sont localisés au moyen d'un GPS Garmin 76 et/ou GPS Garmin 76 Map.

ITEM 15: PRÉPARATION, ANALYSE ET SÉCURITÉ DES ÉCHANTILLONS

15.1: Sécurité des échantillons, entreposage et envoi

Les échantillons collectés sont manipulés par le personnel ou les contractants de Mines Virginia Inc. Dans un premier temps, la croûte d'altération est enlevée avant la mise en sac des échantillons. Les échantillons sont placés dans des sacs en plastiques individuels avec un numéro d'échantillon spécifique provenant d'un carnet d'analyse. Le sac est ensuite scellé avec du ruban adhésif fibré. Les échantillons sont entreposés en sécurité sur le site du campement. Chaque échantillon est ensuite placé dans des sacs d'envoi. Chaque sac d'envoi est à son tour scellé avec du ruban adhésif fibré ou des « tie straps ». Les sacs d'envoi sont par la suite transportés au laboratoire d'analyse par le personnel de Mines Virginia Inc. Les employés du laboratoire prennent alors en charge les échantillons reçus.

15.2: Préparation des échantillons et méthode d'analyse

Procédure Au-AA23 et Au-AA24

Un échantillon de pulpe est fusionné dans un fondant d'oxyde de plomb, carbonate de sodium, borax, silice et autres réactifs requis incluant 6 mg d'argent ajouté comme agent collecteur. Le bouton de plomb obtenu est coupellé pour produire une bille de métaux précieux.

La bille est digérée dans 0.5 ml d'acide nitrique dilué à l'aide d'un appareil micro-ondes. Par la suite, 0.5 ml d'acide chlorhydrique concentré est ajouté et la bille est digérée par l'appareil micro-ondes à une intensité inférieure. La solution est refroidie et diluée à 4 ml avec de l'eau déminéralisée. La solution est analysée par absorption atomique (AAS) par comparaison aux standards de même matrice.

Procédure ME-AA46

L'échantillon (0.4g) est chauffé dans l'acide nitrique pour une demi-heure. Après avoir laissé refroidir l'acide chlorhydrique est ajouté pour former l'eau régale. Le mélange est chauffé à nouveau pour une heure et demie. L'ajout d'un supprimant est ajouté si le molybdène est demandé. La solution est transférée dans une fiole volumétrique (100 ou 250 ml) et jaugée avec de l'eau déminéralisée. La teneur est mesurée par spectromètre d'émission atomique. Cette méthode analyse les éléments suivants : Ag-As-Bi-Cd-Co-Cu-Fe-Mn (oxyde)-Mo-Ni-Sb-Zn.

Procédure ME-AA62

L'échantillon (0.4g) est chauffé dans l'acide nitrique, perchlorique et fluorhydrique jusqu'à sec. L'acide chlorhydrique est ajouté et la solution est à nouveau chauffée jusqu'à sec. Le résidu est récupéré dans un mélange d'acide chlorhydrique et nitrique et la solution est transférée dans une fiole volumétrique (100 ou 250 ml) et jaugée avec de l'eau déminéralisée. La teneur est mesurée par spectromètre d'émission atomique. Cette méthode analyse les éléments suivants : Ag-As-Cd-Co-Cu-Fe-Mn (oxyde)-Mo-Ni-Pb-Sb-Sr-V-Zn.

Procédure ME-XRF06

L'échantillon préliminaire est soumis à une fusion au méta ou au tétra borate de lithium. Le résidu est ensuite soumis à un faisceau de rayons XRF. Les teneurs sont mesurées par fluorescence spectrométrique. Cette méthode analyse les éléments Si, Al, Fe^{3+}, Ca, Mg, Na, K, Cr, Ti, Mn, P, Sr et Ba reportés sur leurs concentrations sous forme d'oxydes.

ITEM 16: VÉRIFICATION DES DONNÉES

Aucune procédure rigoureuse de vérification des données fut mise en place due à la nature précoce du projet Ashuanipi (campagne de reconnaissance). Les co-auteurs Louis Grenier, Pascal Simard et Jean-François Boivin étaient présent lors de la collecte, de la compilation, de l'interprétation et de la présentation des données dans ce rapport et des cartes en accompagnement. Les données ont été revues et vérifiées par les auteurs. Cette vérification est considérée comme suffisante pour la nature du projet. Les laboratoires ALS Chemex possèdent leurs contrôles de qualité soit par l'analyse de duplicata et/ou de standard.

ITEM 17: TERRAINS ADJACENTS

Cette partie ne s'applique pas pour ce rapport.

ITEM 18: ESSAIS DE TRAITEMENT DES MINERAIS ET ESSAIS MÉTALLURGIQUES

Cette partie ne s'applique pas pour ce rapport.

ITEM 19: ESTIMATION DES RESSOURCES MINÉRALES ET DES RÉSERVES MINÉRALES

Cette partie ne s'applique pas pour ce rapport.

ITEM 20: AUTRES DONNÉES ET RENSEIGNEMENTS

Cette partie ne s'applique pas pour ce rapport.

ITEM 21: INTERPRÉTATION ET CONCLUSIONS

Sur le bloc Nord, les échantillons en cannelure ont défini deux secteurs. Le premier, anomal en Ag-Zn, est associé à des roches felsique composées de plagioclase-quartz-biotite-sillimanite±chlorite±séricite. Malgré les faibles valeurs, le secteur garde un potentiel pour les minéralisation de type SMV. Plus au sud, des brèche composées de sulfure et de magnétite massive ont été cartographiées. Cette nouvelle information ouvre le potentiel pour la découverte de minéralisation de type IOCG. Le bloc composé de chalcopyrite, magnétite et chlorite découvert en 2008 en aval de ce secteur vient renforcer cette avenue. Le second secteur, plus à l'est, présente un enrichissement en arsenic dans des roches felsique d'origine sédimentaire et/ou volcanique. Même si des zones contenant de l'arsénopyrite ont été décrites, aucune valeur aurifère significative n'est ressortie des analyses géochimiques. Malgré les décapages, la ou les sources des blocs minéralisés (14.10% Cu, 4.14% Zn, 1.90 g/t Au et 761 g/t Ag, receuillis en 2007 et 2008) et la source de l'or dans les tills demeurent jusqu'à ce jour inconnues.

Sur le bloc Sud, la zone minéralisée en Cu-Mo-Au±Ag (Indice Falcon) semble à première vue une minéralisation de type porphyrique associée à une intrusion felsique potassique. La cartographie d'un orthogneiss felsique polyphasé (monzonite à tonalite) associé avec la minéralisation et la présence de roches métasomatiques riches en feldspath(K)-quartz-épidote renforcent cette hypothèse. La continuité spatiale entre la zone Falcon (Cu-Mo-Au-Ag) et la zone Eagle (Zn-Cu-Au) forme un corridor polymétallique de 8 kilomètres dont la relation génétique est encore inconnue. Avec les nouvelles informations dans ce secteur, l'association de l'indice Eagle à une minéralisation de type SMV serait à revoir.

Les résultats rapportés par les travaux de terrain effectués durant l'été 2010 sur la propriété Ashuanipi sont très encourageants. Les affleurements et les blocs erratiques mis à jour sur le bloc Sud permettent de croire que les roches supracrustales recèlent un potentiel pour les minéralisations de type cuivre-or-molybdène porphyrique associées à une intrusion felsique potassique.

La zone Falcon a retourné des valeurs en échantillon choisi allant jusqu'à **8.6% Cu, 1.3% Mo, 3.8 g/t Au et 49.6 g/t Ag** et des valeurs en cannelure allant jusqu'à **3.0% Cu, 4.4 g/t Au et 20.1 g/t Ag sur 1.0 mètre**. La zone minéralisé peut-être estimée sur près de 3 kilomètres et liée à la zone de l'indice Eagle pour former un corridor aurrifère s'étirant sur près de 8 kilomètres. Malgré les nombreux travaux effectués dans le secteur, plusieurs cibles géophysiques n'ont pu être expliquées et l'enveloppe minéralisée demeure ouverte.

ITEM 22: RECOMMANDATIONS

Dans le secteur Nord, malgré l'ampleur des travaux réalisés les résultats sont plutôt décevants. Aucune des zones minéralisées décapées n'explique la présence des nombreux blocs minéralisés de type SMV et la présence d'or dans le levé de till. Par contre, la découverte d'un secteur anomal en argent et des brèches massive composée de sulfure et de magnétite laisse présager une minéralisation de type fer-oxydes (IOCG). Il est recommandé, pour le bloc Nord, de faire une compilation de toute l'information accumulée en tenant compte de cette nouvelle hypothèse. Ensuite, une nouvelle intervention sur le terrain pourra être planifiée.

Suite aux résultats très encourageants obtenus sur le bloc Sud, une quatrième phase de travaux de terrain est recommandée pour le projet Ashuanipi. Afin de mieux cibler la zone minéralisée en cuivre molybdène, un levé magnétique aéroporté de haute définition est recommandé. Ensuite, de la coupe de ligne et un levé de géophysique au sol de type PP pourront être effectués sur les secteurs favorables. Ces travaux doivent être réalisés en période hivernale. Une compilation de tous les nouvelles données récoltées permettra de générer des cibles pour une troisième phase de décapage en saison estivale. De la prospection supplémentaire à l'échelle régionale est également recommandée pour mieux définir les extensions des zone minéralisées et établir le lien génétique et/ou spatial entre les zones Eagle et Falcon.

ITEM 23: RÉFÉRENCES

BEAUMIER, M., 1987. Géochimie des sédiments de lac, région de la rivière Caniapiscau. Ministère de l'Énergie et des Ressources, Québec; DP 86-23.

BÉLANGER, M., 1987. L'or dans la région de Schefferville. Ministère de l'Énergie et des Ressources, Québec; PRO 86-23.

CHARTRAND, F. et GAUTHIER, M., 1995. Cadre géologique et potentiel minéral des roches archéennes du bassin de La Grande Rivière, Bais James. Ministère des Ressources naturelles; PRO-95-06.

CHEVÉ, S., 1991. Contexte géologique et métallogénique des minéralisations aurifères de la partie nord-est de la Sous-province d'Ashuanipi, Nouveau-Québec. Ministère de l'Énergie et des Ressources, Québec. Résumés des conférences, Séminaire d'information 1991; DV 91-26, pages 39-41.

CHEVÉ, S.R. et BROUILLETTE, P., 1995. Géologie et métallogénie de la partie nord-est de la sous-province d'Ashuanipi (Nouveau-Québec). Ministère des Ressources naturelles; MM 95-01.

CHOINIÈRE, J., LAMOTHE, D. et CLARK, T., 1995. Cibles d'exploration géochimiques dans le Moyen-Nord québécois, secteur Caniapiscau-Ashuanipi. Ministère des Ressources Naturelles, Québec; PRO-95-05.

EADE, K.E., 1966. Fort George River and Kaniapiskau River (west-half) Map-Areas, New Quebec. Geological Survey of Canada; Memoir 339, 84 pages.

FAHRIG, W.F., 1967. Shabogamo Lake Map-area, Newfoundland-Labrador an Quebec, 23GE1/2. Geological Survey of Canada ; Memoir 354, 23 pages.

JAMES, D.T., 1997. Geology of the Archean Ashuanipi Complex, Western Labrador. Newfoundland. Department of Mines and Energy ; Report 97-2, 27 pages.

LAPOINTE, B., 1989. Géologie de la région du lac Lilois, Territoire du Nouveau Québec. Ministère de l'Énergie et des Ressources du Québec ; ET 88-11, 38 pages.

LAVOIE, J., GRENIER, L. et ARCHER, P. Rapport technique et recommandations, rapport 43-101, programme de reconnaissances, projet Ashuanipi, 2008, GM 64500, 112 pages.

LAVOIE, J. et ARCHER, P. Rapport technique et recommandations, programme de reconnaissance projet Ashuanipi, 2007 ; GM-63274, 72 pages.

LECLAIR, A.D., LAMOTHE, D., CHOINIÈRE, J., DION, D.J. et PARENT, M., 1997. Regional setting of high-grade Archean rocks in the Ashuanipi Subprovince, southeastern Superior Province. Geological Association of Canada, Program with Abstracts ; Volume 22, page A86.

LECLAIR, A.D., LAMOTHE, D., CHOINIÈRE, J. et PARENT, M., 1998. Géologie de la région du lac Bermen (SNRC 23F). Ministère des Ressources naturelles, Québec; 40 pages.

MORITZ, R.P. and CHEVÉ, S.R., 1992. Fluid inclusion studies of high-grade metamorphic rocks of the Ashuanipi complex, eastern Superior Province : constraints on the retrograde P-T path and implication for gold metallogeny. Journal canadien des Sciences de la Terre, volume 29, pages 2309-2327.

PERCIVAL, J.A., MORTENSEN, J.K., STERN, R.A., CARD, K.D. and BÉGIN, N.J., 1992. Giant granulite terranes of northeastern Superior Province: the Ashuanipi complex and Minto block. Journal canadien des Sciences de la Terre; volume 29, pages 2287-2308.

PERCIVAL, J.A., 1993. Géologie, complexe d'Ashuanipi, région de Schefferville, Terre-Neuve-Québec. Comission géologique du Canada ; Carte 1785A, échelle 1 :125 000.

PERREAULT, S., 1994. Géologie de la région du lac Gensart. Ministère des Ressources naturelles, Québec ; MB 94-33.

SDBJ, 1978. Cartes géochimiques des sediments de lac de la region de la Baie James. Ministère des Ressources naturelles, Québec ; GM-34039.

SHARMA, K.N.M., 1996. Légende générale de la carte géologique ; édition revue et augmentée. Ministère des Ressources Naturelles ; MB 96-28.

STEVENSON, I.M., 1964. Lac La Jannaye, Quebec and Newfoundland. Geological Survey of Canada ; Paper 64-8 (Report and Map 1-1964), 5 pages.

ITEM 24: DATE ET PAGE DE SIGNATURE

CERTIFICAT DE QUALIFICATIONS

Je, *Jean-François Boivin*, résidant au 7 rue Côté, Ferland-et-Boilleau, Québec, G0V 1H0, certifie que :

- Je suis présentement à l'emploie comme géologue de projets chez Mines Virginia Inc., 116 St-Pierre, Suite 200, Québec, QC, G1K 4A7.
- J'ai reçu un Baccalauréat en génie géologique délivré en 2009 par l'Université du Québec à Chicoutimi.
- Je travaille comme ingénieur géologue dans le domaine de l'exploration minérale depuis 2009.
- Je suis un professionnel actif dans le domaine de la géologie présentement enregistré à titre d'ingénieur géologue junior à l'*Ordre des ingénieurs du Québec*, no. 5009684.
- Je suis une personne qualifiée pour le projet Ashuanipi en accord avec la section 5.1 de la norme nationale 43-101.
- J'ai travaillé dans la région du projet Ashuanipi au cours de l'été 20008 et de l'automne 2010.
- J'ai préparé ce rapport utilisant principalement les données récoltées par Mines Virginia Inc. et de l'information provenant de divers auteurs dont la source est résumée dans la section références de ce présent rapport.
- Je ne suis aucunement au courant que de l'information soit manquante ou que des changements aient été apportés, ce qui aurait pour effet de fausser les données de ce rapport.
- Je ne réponds pas aux exigences dictées dans la section 5.3 de la norme nationale 43-101 à titre de « une personne qualifiée indépendante » parce que je suis un employé de Mines Virginia Inc.
- Je suis impliqué dans le projet Ashuanipi depuis juin 2008.
- J'ai lu et utilisé la norme nationale 43-101 et le formulaire 43-101A1 pour rédiger ce présent rapport afin de respecter les spécifications et la terminologie appropriés.

Signé à Québec, QC, le 15ième jour de mars 2011.

"Jean-François Boivin"

Jean-François Boivin, Ing. Jr.

Jean-François Boivin, Ing. Jr.

CERTIFICAT DE QUALIFICATIONS

Je, *Pascal Simard*, résidant au 698 rue Taché, Chicoutimi, QC, G7J 3H2, certifie que :

- Je suis présentement à l'emploie comme ingénieur géologue chez Mines Virginia Inc., 116 St-Pierre, Suite 200, Québec, QC, G1K 4A7.
- J'ai reçu un Baccalauréat en génie géologie délivré en 2008 par l'Université du Québec à Chicoutimi.
- Je travaille comme ingénieur géologue dans le domaine de l'exploration minérale depuis 2008.
- Je suis un professionnel actif dans le domaine de la géologie présentement enregistré à *l'Ordre des Ingénieurs du Québec*, permis numéro 5002937.
- Je suis une personne qualifiée pour le projet Ashuanipi en accord avec la section 5.1 de la norme nationale 43-101.
- J'ai travaillé dans la région du projet Ashuanipi au cours de l'été 2010.
- J'ai préparé ce rapport utilisant principalement les données récoltées par Mines Virginia Inc. et de l'information provenant de divers auteurs dont la source est résumée dans la section références de ce présent rapport.
- Je ne suis aucunement au courant que de l'information soit manquante ou que des changements aient été apportés, ce qui aurait pour effet de fausser les données de ce rapport.
- Je ne réponds pas aux exigences dictées dans la section 5.3 de la norme nationale 43-101 à titre de « une personne qualifiée indépendante » parce que je suis un employé de Mines Virginia Inc.
- Je suis impliqué dans le projet Ashuanipi depuis août 2010.
- J'ai lu et utilisé la norme nationale 43-101 et le formulaire 43-101A1 pour rédiger ce présent rapport afin de respecter les spécifications et la terminologie appropriés.

Signé à Québec, QC, le 15ième jour de mars 2011.

"Pascal Simard"

Pascal Simard, Ing. Jr.

CERTIFICAT DE QUALIFICATIONS

Je, *Louis Grenier*, résidant au 88 4[E] chemin Lac Brochet, St-David-de-Falardeau, Qc, G0V 1C0, certifie que :

- Je suis présentement employé comme Géologue de Projet chez Mines Virginia Inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- Je suis diplômé de l'Université Laval à Québec où j'ai obtenu un baccalauréat en géologique en 2003.
- Je travail activement comme géologue dans le domaine de l'exploration minière depuis 2001.
- Je suis un géologue actif, enregistré auprès de l'*Ordre des Géologues du Québec* sous le permis numéro 800.
- Je suis une personne qualifiée pour le projet Ashuanipi tel que définie dans la section 5.1 de la Norme canadienne 43-101.
- J'ai travaillé dans la région du projet Ashuanipi pendant l'été 2008 et 2010.
- Je suis responsable, en collaboration avec les co-auteurs, de la rédaction de toutes les sections de ce rapport en m'inspirant des données appartenant à Mines Virginia Inc. et générées par cette dernière et des données provenant de divers auteurs et autres sources tel que rapporté à la section « Références » de ce rapport.
- Je ne suis aucunement au courant que de l'information soit manquante ou que des changements aient été apportés, ce qui aurait pour effet de fausser les données de ce rapport.
- Je ne suis pas une personne qualifiée indépendante de l'émetteur tel que le stipule la section 5.3 de la Norme canadienne 43-101 puisque je suis un employé direct de Mines Virginia inc.
- J'ai lu la Norme canadienne 43-101 et le rapport a été rédigé selon les spécifications et la terminologie requises par la forme 43-101A1.

Daté à Québec, Qc, ce 15ième jour de mars 2011.

"Louis Grenier"

Louis Grenier, B.Sc., Géo.

CERTIFICAT DE QUALIFICATIONS

Je, *Paul Archer*, résidant au 4772 rue du Courlis, St-Augustin, Qc, G3A 2B5, certifie que :

- Je suis présentement vice-président exploration de Mines Virginia inc., 116 St-Pierre, bureau 200, Québec, Qc, G1K 4A7.
- Je suis diplômé de l'Université du Québec à Chicoutimi où j'ai obtenu un baccalauréat en génie géologique en 1979 et une maîtrise en sciences de la terre en 1982. Je travaille à titre de géologue professionnel depuis 1980.
- Je suis un ingénieur en géologie actif, enregistré auprès de l'*Ordre des Ingénieurs du Québec* sous le permis numéro 36271.
- Je suis une personne qualifiée pour le projet Ashuanipi tel que défini dans la section 5.1 de la Norme canadienne 43-101.
- En collaboration avec les auteurs, j'ai supervisé la préparation et la rédaction de toutes les sections de ce rapport en m'inspirant des données appartenant à Mines Virginia inc. et générées par cette dernière et des données provenant de divers auteurs et autres sources tel que rapporté à la section « Références » de ce rapport.
- Je ne suis aucunement au courant que de l'information soit manquante ou que des changements aient été apportés, ce qui aurait pour effet de fausser les données de ce rapport.
- Je ne suis pas une personne qualifiée indépendante de l'émetteur tel que le stipule la section 5.3 de la Norme canadienne 43-101 puisque je suis un employé direct de Mines Virginia inc.
- J'ai lu la Norme canadienne 43-101 et le rapport a été rédigé selon les spécifications et la terminologie requises par la forme 43-101A1.

Daté à Québec, Qc, ce 15ième jour de mars 2011.

"Paul Archer"

Paul Archer, M.Sc., Ing. P.

MAPS, ASSAY RESULTS, CLAIM LISTING, OUTCROP DESCRIPTION, CHANNEL ASSAY RESULTS ARE AVAILABLE ON DEMAND SUBMITTED TO

VIRGINIA MINES INC.

200 – 116 St. Pierre Street
Quebec (Qc) Canada
G1K 4A7

Tel.: (800) 476-1853
Email: mines@virginia.qc.ca